

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2013

Michel St-Pierre
Chief Financial Officer
Wiless Controls Inc.
3450 St. Denis Street, Suite 202
Montreal, Quebec, Canada H2X 3L3

> **Re: Wiless Controls Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2012**
> **Filed August 29, 2012**
> **File No. 000-54093**

Dear Mr. St-Pierre:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2012 filed August 29, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

1.   We note your disclosure on page 11 that your auditors have issued a going concern opinion and your statement that you do not have available resources sufficient to cover the expected cash requirements through the end of the first quarter of 2013 or the balance of the year. In future Exchange Act periodic reports, please revise to describe the rate of negative cash flow per month and the period of time that available cash can sustain current operations. In addition, please identify in future periodic reports significant development milestones, material costs associated with those milestones, the sources of funds needed to

cover those costs and expenses and explain how you will fund your operations for the next twelve months.

Report of Independent Registered Public Accounting Firm, page 13

2.   We note that the opinion paragraph does not cover the balance sheet as of May 31, 2011. Please file an amendment that includes a revised auditors' report that opines on all audited financial statements presented. Refer to Rule 2-05, and Note 2a. to Rule 8-01, of Regulation S-X. The amendment must contain the complete text of the item being amended. Because the auditors' report and the financial statements are filed under one item in the Form 10-K, a change in the auditors' report requires the resubmission of the entire item, including the financial statements.

Statements of Cash Flows, page 17

3.   We note that the conversion of debt to equity is presented in financing activities as "Sale of common stock." Please tell us how you considered ASC 230-10-50-3 through 6 which prohibits the inclusion of such noncash financing activities in the statement of cash flows.

4.   Please reconcile the amount reported as "Proceeds of loans payable" to the amounts disclosed in notes 6 and 8. Also, tell us how the effect of the conversion of indebtedness owed to Mr. Langlais (note 9) was considered in your preparation of the statement of cash flows.

Form 10-Q/A-1 for the Period ended November 30, 2012

Statements of Cash Flows, page 6

5.   It appears from your disclosure in note 7 that the conversion of accounts payable into note payable has been presented in financing activities. Please tell us how you considered ASC 230-10-50-3 through 6 which prohibits the inclusion of such noncash financing activities in the statement of cash flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or Jennifer Gowetski, Senior Counsel, at (202) 551-3401 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief